Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cushman & Wakefield plc:

We consent to the use of our report dated February 28, 2019, with respect to the consolidated balance sheets of Cushman & Wakefield plc and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change to the method of revenue recognition upon the Company’s adoption of FASB ASC 606, and a change to the straight line attribution method of recognizing stock-based compensation expense.

/s/ KPMG LLP

Chicago, Illinois

March 18, 2019